

Mail Stop 7010

July 6, 2006

Mr. Jim Lawn
Chief Financial Officer
Royal Group Technologies Ltd.
1 Royal Gate Boulevard
Woodbridge, Ontario, Canada L4L 8Z7

> **RE:** **Form 40-F for the Fiscal Year ended December 31, 2005**
> **Form 6-K for the Quarter ended March 31, 2006**
> **File No. 1-14242**

Dear Mr. Lawn:

We have reviewed your response letter dated June 13, 2006 and have the following additional comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 40-F for the year ended December 31, 2005

1. We have reviewed your response to prior comment 2 in our letter dated May 19, 2006. Please tell us why you decided to unwind the financing structure under which you had a significant loan to the US group, without creating any US taxable income. In your letter dated October 27, 2005, you stated the following:

…the unwind of the related party financing could be undertaken in a tax efficient manner, to prevent the expiry of losses. Management would be committed to undertake such a prudent and feasible action, to ensure the utilization of the current loss carryforward.

Accordingly, it is unclear why you elected to unwind the financing structure in a manner that did not allow for the utilization of the US tax loss carryforwards, thereby resulting in a determination that the likelihood of realization of the associated deferred tax assets is no longer more likely than not.

2. We have reviewed your response to prior comment 5 in our letter dated May 19, 2006. Your goodwill impairment analysis as of December 31, 2005 assumes an estimated fair value of almost C$2.4 billion. This valuation is in sharp contrast to your recent market capitalization of less than C$1.0 billion, your net book value of C$1.1 billion at December 31, 2005, and Georgia Gulf's recent offer of C$1.7 billion. This valuation does not seem consistent with your declines in consolidated operating income and operating cash flows, as well as a decline in the revenues and gross profit of the majority of your reportable segments. This valuation also assumes that you will generate free cash flows in excess of $260 million after 2008 and assumes a terminal value equivalent to 65% of your total estimated fair value.

It appears from our analysis of your historical free cash flow, defined as earnings before interest, taxes, depreciation and amortization less capital expenditures, that the primary reason for the high fair value computed may be due to optimistic forecasts of free cash flows over a long time horizon. Accordingly, please provide us with the following:
- Actual revenues, gross margins, operating expenses, depreciation and amortization expense and capital expenditures for each of your segments for 2005, 2004 and 2003,
- Forecasted revenues, gross margins, operating expenses, depreciation and amortization expense and capital expenditures for each of your segments for 2006, 2007, 2008, 2009, 2010 and in perpetuity,
- Detailed explanations that justify any deviation between historical revenue growth rates and forecasted revenue growth rates for each of your segments,
- Detailed explanations that justify any deviation between historical gross margins and forecasted gross margins for each of your segments,
- Detailed explanations that justify any deviation between the historical operating expense ratio as a percentage of revenues and your forecasted operating expense ratio as a percentage of revenues for each of your segments;
- Detailed explanations that justify any deviation between historical depreciation and amortization rates and forecasted depreciation and amortization rates for each of your segments;

- Detailed explanations that justify any variation between historical capital expenditures and forecasted capital expenditures for each of your segments,
- Detailed explanation of your terminal value assumptions and your assessment of the sustainability of these assumptions given that you are a highly cyclical company, and
- A comprehensive explanation as to how the cyclical nature of your operations was factored into your long-term forecast since it appears that you are assuming perpetual growth when historically your growth has varied along with the economic cycle.

This analysis might be facilitated through the preparation of income statements and forecasted cash flows for each of your segments that include the historical information requested and your forecasted financial information. To facilitate your analysis and our review, you might also consider preparing historical and forecasted common sized income statements for each of your segments, showing each line item as a percentage of total revenues.

Please be advised that your assumptions should be prepared in a comprehensive manner and should be consistent with the assumptions used for internal planning purposes. Accordingly, please address why your projections indicate recoverability of your goodwill based on a fair value greater than your market capitalization in excess of C$1.3 billion, your book value in excess of C$1.3 billion, and Georgia Gulf's offer by C$0.7 billion, while at the same time you provided a 100% valuation allowance for your US deferred tax assets due to the likely absence of future taxable income.

Please also provide us with an electronic version of your goodwill impairment tests as of December 31, 2005.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Gus Rodriguez, Staff Accountant, at (202) 551-3752 or, in his absence, to the undersigned, at (202) 551-3255.

Sincerely,

Nili Shah
Branch Chief